UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 19, 2017

Invitation Homes Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001- 38004	90-0939055
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1717 Main Street, Suite 2000, Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

(972) 421-3600

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, on August 9, 2017, Invitation Homes Inc., a Maryland corporation (“INVH”), Starwood Waypoint Homes, a Maryland real estate investment trust (“SFR”), and other affiliated parties entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, SFR will be merged with and into a subsidiary of INVH (the “Merger”).

On September 19, 2017 and in contemplation of the Merger, INVH entered into a binding term sheet (the “Term Sheet”) with Frederick C. Tuomi, SFR’s Chief Executive Officer, to serve as President and Chief Executive Officer of INVH subject to and commencing upon the consummation of the Merger.

Mr. Tuomi has been the Chief Executive Officer of SFR since January 2016 and has served as a trustee of SFR since March 2017. Mr. Tuomi served as co-president of Colony American Homes, Inc. (“CAH”) from March 2015 and chief operating officer from July 2013 until the closing of the internalization of SWAY Management LLC, SFR’s previous external manager, and SFR’s merger with CAH. He was responsible for setting CAH’s strategic direction and leading the operations of CAH’s single-family rental operations including construction/renovations, marketing, leasing, property management, asset management, human resources and information technology. Prior to joining CAH, Mr. Tuomi was executive vice president and president—property management for Equity Residential, which he joined in 1994. He led the development of Equity Residential’s property management group through years of rapid growth and expansion to become the largest multi-family REIT in the United States, while helping to pioneer its leading operational platform. Prior to Equity Residential, he was president of Residential Asset Management Group, a subsidiary of Post Properties. Throughout his 35-year career, he has served on numerous multi-family industry boards and executive committees, including the National Multi-Housing Council, California Housing Council, California Apartment Association and the USC Lusk Center for Real Estate. Since September 2014, Mr. Tuomi also serves as a director of Tejon Ranch Co. (NYSE: TRC), a diversified real estate development and agribusiness company. Mr. Tuomi serves on the board of directors and as treasurer of the National Rental Housing Council.

Under the term sheet, Mr. Tuomi is eligible to receive:

•	an annual base salary of $800,000;

•	an annual performance-based bonus with a target bonus percentage equal to 150% of base salary, with a threshold bonus of 75% of his base salary if minimum performance objectives are achieved and a maximum bonus of 225% of his base salary for top performance;

•	an annual long-term incentive award with a target value of $3.5 million, with 25% of the grant consisting of time-vesting awards and 75% of the grant consisting of performance-vesting awards, with the other material terms of such award to be determined; and

•	a special equity incentive award with a value of $7 million, subject to three-year cliff vesting, with 50% of the grant consisting of time-vesting awards and 50% of the grant consisting of performance-vesting awards, with the other material terms of such award to be determined.

Pursuant to the Term Sheet, Mr. Tuomi also will be entitled to participate in INVH’s health and benefit plans, including the Invitation Homes Inc. Executive Severance Plan (the “INVH Executive Severance Plan”) on the same terms available to other of INVH’s executive officers. Under the INVH Executive Severance Plan, in the event of a termination of employment with INVH without “cause” or following a “constructive termination” (each as defined in the INVH Executive Severance Plan, and each a “covered termination”), Mr. Tuomi is eligible to receive the severance payments and benefits described below, in each case, subject to Mr. Tuomi’s (i) execution and non-revocation of a general release of claims in favor of INVH and (ii) continued compliance with the restrictive covenants related to post-employment non-solicitation and non-competition for 12 months following any termination of employment and indefinite covenants covering intellectual property and confidentiality.

In the event of a covered termination, in addition to certain accrued obligations, which Mr. Tuomi has earned and to which he is entitled, Mr. Tuomi will be eligible to receive:

•	a lump-sum pro-rata bonus for the year of termination based on actual performance;

•	a cash payment equal to the sum of his (x) annual base salary and (y) bonus based on target performance, such sum times 2.0, payable in equal monthly installments over 24 months; and

•	a cash payment in an amount equal to the total amount of monthly COBRA insurance premiums for continued participation in the welfare benefit programs of INVH, for a period of 12 months.

Notwithstanding the foregoing, in the event a covered termination occurs during the two-year period following a change in control of INVH (as defined in the INVH Executive Severance Plan), in addition to certain accrued obligations, which Mr. Tuomi has earned and to which he is entitled, Mr. Tuomi will be eligible to receive:

•	a lump-sum pro-rata bonus for the year of termination based on actual performance;

•	a lump-sum cash payment equal to the sum of (x) annual base salary and (y) bonus based on target performance, such sum times 3.0; and

•	a cash payment in an amount equal to the total amount of monthly COBRA insurance premiums for continued participation in the welfare benefit programs of INVH, for a period of 18 months.

In addition, pursuant to the Term Sheet, upon an involuntary termination of employment without “cause,” Mr. Tuomi will be entitled to vesting of any equity grants awarded prior the Merger that do not vest in connection with the Merger.

The foregoing summary is qualified in its entirety by reference to the Term Sheet and the INVH Executive Severance Plan, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and are incorporated by reference herein.

There are no family relationships or transactions with respect to Mr. Tuomi that would need to be disclosed pursuant to Items 401(d) or 404(a) of Regulation S-K.

Item 8.01	Other Events.

SEC Investigation “In the Matter of Certain Single Family Rental Securitizations”

Radian Group Inc. (“Radian”), the indirect parent company of Green River Capital LLC (“GRC”), which is a service provider that provides certain broker price opinions (“BPO”) to INVH, disclosed in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 that GRC had received a letter in March 2017 from the staff of the Securities and Exchange Commission (“SEC”) stating that it is conducting an investigation captioned “In the Matter of Certain Single Family Rental Securitizations” and requesting information from market participants. Radian disclosed that the letter asked GRC to provide information regarding BPOs that GRC provided on properties included in single family rental securitization transactions (the “Securitizations”).

On September 12, 2017, INVH received a letter from the staff of the SEC stating that it is conducting an investigation captioned “In the Matter of Certain Single Family Rental Securitizations.” The letter enclosed a subpoena that requests the production of certain documents and communications related to INVH’s (and its predecessor’s) Securitizations, including, without limitation, those related to BPOs provided on properties included in the Securitizations. INVH intends to cooperate with the SEC. INVH understands that other transaction parties in Securitizations have received requests in this matter.

Appointment of Chairpersons of Certain Board Committees

On September 19, 2017, John B. Rhea, a current director of the board of directors of INVH (the “Board”) and member of the Compensation and Management Development Committee of the Board, was appointed Chairperson of this committee, and Janice L. Sears, a current director of the Board and member of the Audit Committee of the Board, was appointed Chairperson of this committee.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Term Sheet, dated September 19, 2017, between Invitation Homes Inc. and Frederick C. Tuomi.

10.2	Invitation Homes Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.3 to INVH’s Current Report on Form 8-K (File No. 1-38004) filed on June 29, 2017).

Forward Looking Statements

The information presented herein may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which INVH and SFR operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,”

“expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR shareholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the Mergers on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. INVH’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although INVH believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may materially and adversely affect INVH’s and SFR’s business, financial condition, liquidity, results of operations and prospects, as well as INVH’s ability to make distributions to its shareholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs, (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the Mergers and the timing of the closing of the Mergers; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR shareholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by emailing INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017, June 29, 2017 and August 17, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Term Sheet, dated September 19, 2017, between Invitation Homes Inc. and Frederick C. Tuomi.

10.2	Invitation Homes Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.3 to INVH’s Current Report on Form 8-K (File No. 1-38004) filed on June 29, 2017).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INVITATION HOMES INC.

By:	/s/ Mark A. Solls
	Name:	Mark A. Solls
	Title:	Executive Vice President, Secretary and Chief Legal Officer

Date: September 19, 2017